UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Direxion Daily S&P 500 Bear 1X Shares
(Name of Issuer)

Index ETF
(Title of Class of Securities)

25460E869
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☒Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS The Leuthold Group, LLC (d/b/a Leuthold Weeden Capital Management)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,467,105
	6	SHARED VOTING POWER 264,467
	7	SOLE DISPOSITIVE POWER 1,467,105
	8	SHARED DISPOSITIVE POWER 264,467
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,731,572
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.1% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)	This percentage is calculated based on 19,099,984 shares outstanding.

Item 1(a).	Name of Issuer:

Direxion Daily S&P 500 Bear 1X Shares

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1301 Avenue of the Americas, 35th Floor, New York, NY 10019

Item 2(a).	Name of Person Filing:

The Leuthold Group, LLC (d/b/a Leuthold Weeden Capital Management), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

150 South Fifth Street, Suite 1700, Minneapolis, MN  55402

Item 2(c).	Citizenship:

The Leuthold Group, LLC (d/b/a Leuthold Weeden Capital Management) is a Delaware limited liability company.

Item 2(d).	Title of Class of Securities:

Index ETF

Item 2(e).	CUSIP Number:

25460E869

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

☒ An investment adviser in accordance with section 240.13d‑1(b)(1)(ii)(E).

Item 4.	Ownership:

The Leuthold Group, LLC (d/b/a Leuthold Weeden Capital Management)

(a)	Amount Beneficially Owned: 1,731,572

(b)	Percent of Class: 9.1%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 1,467,105
(ii)	shared power to vote or to direct the vote: 264,467
(iii)	sole power to dispose or to direct the disposition of: 1,467,105
(iv)	shared power to dispose or to direct the disposition of: 264,467

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof thereporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

The securities reported in this statement are beneficially owned by managed accounts that are investment management clients of the Reporting Person.  The investment management contracts of these clients grant to the Reporting Person all investment and voting power over the securities reported in this statement.  Therefore, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, the Reporting Person is deemed to be the beneficial owner of the securities reported in this statement.  The clients of the Reporting Person have the right to receive or power to direct the receipt of dividends from, as well as the proceeds from the sale of, the securities reported in this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  February 14, 2024

The Leuthold Group, LLC (d/b/a Leuthold Weeden Capital Management) By: /s/ Glenn R. Larson Glenn R. Larson Chief Compliance Officer